Exhibit I
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                                BANCO ITAU S.A.

CNPJ. 60.701.190/0001-04                                      NIRE. 35300023978
                             A Publicly Held Company

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid in Capital: 113,451,148,264 shares - R$ 4,260,500,000.00

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                              OF DECEMBER 13, 2002

         On December 13, 2002, with the legal quorum present, the Administrative Council of Banco Itau S.A. met at its head office under the presidency of Dr. Olavo Egydio Setubal, for the purposes of deciding on the credit and distribution of interest on capital, complementary to interest paid in respect to this financial year, in addition to the mandatory dividend for 2002, pursuant to sub-item 16.2 of the articles of association, bearing in mind the maximum attributable fiscal limit for 2002.

         Having examined the proposal, those present unanimously approved "ad referendum" of the General Shareholders Meeting, that:

1. by 4.30.2003, interest on capital of R$ 2,85 per thousand shares will be paid, less 15% income tax at source, resulting in net interest of R$ 2,4225 per thousand shares, except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment;

2. the corresponding credit entry will be passed through this company's accounts on 12.30.2002, individually to each shareholder, on the basis of the shares held on 12.30.2002, the shares being traded on the Stock Exchanges "ex-complementary interest on capital" as from 12.31.2002.

                     At the time of the approval of the financial statements of 2002, the Administrative Council may declare a further distribution to Stockholders on the basis of the results reported for the 2002 fiscal year.

         There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, December 13, 2002. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.


               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                  ORIGINAL TRANSCRIBED IN THE MINUTES REGISTER.
                        Sao Paulo-SP, December 13, 2002.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director


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                                   EXHIBIT II


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                                 BANCO ITAU S.A.
CNPJ - 60.701.190/0001-04                                A Publicly Held Company



                         ANNOUNCEMENT OF A MATERIAL FACT


                       DISTRIBUTION OF INTEREST ON CAPITAL
        COMPLEMENTARY TO INTEREST DISTRIBUTED IN THE FINANCIAL YEAR 2002


         We wish to inform our shareholders that at a meeting of the Administrative Council held on 12.13.2002, it was decided to credit and distribute interest on capital complementary to interest paid in respect to this financial year and, in addition to the mandatory dividend for 2002, pursuant to sub-item 16.2 of the articles of association, bearing in mind the maximum attributable fiscal limit for 2002, as follows:

1. by 4.30.2003, interest on capital of R$ 2,85 per thousand shares will be paid, less 15% income tax at source, resulting in net interest of R$ 2,4225 per thousand shares, except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment;

2. the corresponding credit entry will be passed through this company's accounts on 12.30.2002, individually to each shareholder, on the basis of the shares held on 12.30.2002, the shares being traded on the Stock Exchanges "ex-complementary interest on capital" as from 12.31.2002.

         At the time of the approval of the financial statements of 2002, the Administrative Council may declare a further distribution to Stockholders on the basis of the results reported for the 2002 fiscal year.

                                        Sao Paulo-SP, December 13, 2002.

                                                 BANCO ITAU S.A.



                                                 ALFREDO EGYDIO SETUBAL
                                                 Investor Relations Director